SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EQT MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Philip P. Conti

625 Liberty Avenue

 Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
EQT Midstream Investments, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 3,443,902 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 3,443,902 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,443,902 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 11.3%

14	Type of Reporting Person OO - limited liability company

* EQT Midstream Investments, LLC is the record owner of 3,443,902 common units and 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No. 26885B 100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 3,443,902 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 3,443,902 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,443,902 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 11.3%

14	Type of Reporting Person HC; OO - limited liability company

*EQT Investments Holdings, LLC may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

CUSIP No. 26885B 100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
EQT Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 3,443,902 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 3,443,902 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,443,902 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 11.3%

14	Type of Reporting Person HC; CO

* EQT Corporation may also be deemed to beneficially own 17,339,718 subordinated units representing limited partner interests in EQT Midstream Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements or restates (where indicated) the statement on Schedule 13D (“Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2012 and relates to common units representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.	Identity and Background

Item 2(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D, as amended by Amendment No. 1, is jointly filed pursuant to a Joint Filing Agreement attached to the Schedule 13D as Exhibit E by (i) EQT Midstream Investments, LLC, a Delaware limited liability company (“Midstream Investments”), (ii) EQT Investments Holdings, LLC, a Delaware limited liability company (“Investments Holdings”), and (iii) EQT Corporation, a Pennsylvania corporation (“EQT” and together with Midstream Investments and Investments Holdings, the “Reporting Persons”).

Midstream Investments is a limited partner of the Issuer with a 42.6% limited partner interest as of July 22, 2013.  Investments Holdings is the sole member of Midstream Investments.  EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 15, 2013, the Issuer, the General Partner, Equitrans, L.P., Investments Holdings and Sunrise Pipeline, LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Sunrise Pipeline, LLC merged with and into Equitrans, L.P. effective as of July 22, 2013, with Equitrans continuing as the surviving company (the “Merger”).  The aggregate consideration paid by the Issuer in connection with the Merger as of the closing date was approximately $540 million, consisting of (i) a $507.5 million cash payment to Investments Holdings, (ii) 479,184 common units of the Issuer issued to Midstream Investments and (iii) 267,942 general partner units of the Issuer issued to the General Partner.  The cash portion of the purchase price was funded with the net proceeds of a public offering (the “2013 Offering”) of 11,000,000 common units of the Issuer registered under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3 (Registration No. 333-189719), which became effective automatically upon filing with the Commission on July 1, 2013.  The 2013 Offering and the Merger closed on July 22, 2013.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 15, 2013, which exhibit is herein incorporated by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4(b) of Schedule 13D is hereby amended and restated in its entirety as follows:

(b)                                 On July 15, 2013 the Issuer, the General Partner, Equitrans, L.P., a wholly owned subsidiary of the Issuer (“Equitrans”), Investments Holdings and Sunrise Pipeline, LLC entered into the Merger Agreement pursuant to which Sunrise Pipeline, LLC would merge with and into Equitrans, with Equitrans surviving the merger.

Item 5.	Interest in Securities of the Issuer

Items 5(a)(1), (2) and (3), 5(b) and 5(c) of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                 (1) Midstream Investments is the record and beneficial owner of 3,443,902 common units, which, based on there being 30,468,902 common units outstanding as of July 22, 2013, represents 11.3% of the outstanding common units of the Issuer.  Midstream Investments is also the record owner of 17,339,718 subordinated units, which represent all of the outstanding subordinated units as of July 22, 2013.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(2) Investments Holdings does not directly own any common units of the Issuer; however, as the sole member of Midstream Investments, it may be deemed to beneficially own the 3,443,902 common units held of record by Midstream Investments, which represents approximately 11.3% of the outstanding common units of the Issuer.  Investments Holdings may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the subordinated units as of July 22, 2013. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(3)  EQT does not directly own any common units of the Issuer; however, as the indirect 100% owner of Midstream Investments, it may be deemed to beneficially own the 3,443,902 common units held of record by Midstream Investments, which represents approximately 11.3% of the outstanding common units of the Issuer.  EQT may also be deemed to beneficially own the aggregate 17,339,718 subordinated units held of record by Midstream Investments, which represent all of the outstanding subordinated units as of July 22, 2013.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(b) The information set forth in Items 7 through 11 of the cover pages to Amendment No. 1 is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a)(4) has sole voting power and dispositive power with respect to all of the common units reported for him or her in the table in Item 5(a)(4).

(c) Except as described in Schedule 13D and Amendment No. 1, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the common units during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 and Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT B

Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C

First Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT D

Underwriting Agreement, dated as of June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT E	Joint Filing Statement (attached as Exhibit E to the Schedule 13D (File No. 005-86907) filed with the Commission on July 12, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Agreement and Plan of Merger by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P., dated as of July 15, 2013 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2013

EQT CORPORATION

	By:	/s/ Philip P. Conti
Philip P. Conti
Senior Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2013

EQT INVESTMENTS HOLDINGS, LLC

	By:	/s/ Joshua C. Miller
Joshua C. Miller
Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2013

EQT MIDSTREAM INVESTMENTS, LLC

	By:	EQT Investments Holdings, LLC, its sole member

	By:	/s/ Joshua C. Miller
Joshua C. Miller
Vice President

EXHIBIT INDEX
EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT B

Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C

First Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT D

Underwriting Agreement, dated as of June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT E	Joint Filing Statement (attached as Exhibit E to the Schedule 13D (File No. 005-86907) filed with the Commission on July 12, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Agreement and Plan of Merger by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P., dated as of July 15, 2013 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).